FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT
     THIS FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT (this “Agreement”) is entered into as of the 24th day of January, 2011, by and between del Rey Global Investors Funds (the “Trust”) on behalf of its series, the del Rey Monarch Fund (the “Fund”), and del Rey Global Investors, LLC (the “Investment Adviser”), the investment adviser to the Fund.
RECITALS:
     WHEREAS, the Trust, on behalf of the Fund, and the Investment Adviser are parties to an investment advisory agreement (the “Advisory Agreement”), dated as of January 14, 2011, pursuant to which the Investment Adviser is entitled to receive compensation at the rate as set out in Schedule B (the “Advisory Fee”) for its services to the Fund;
     WHEREAS, the Investment Adviser desires to waive its Advisory Fee under the Advisory Agreement and/or reimburse the expenses of the Fund presently existing or existing in the future to the extent necessary to keep the Fund’s total annual fund operating expenses below the threshold set forth herein; and
     WHEREAS, shareholders of each Fund may benefit from the waiver and/or expense limitation by incurring lower fund operating expenses than they would absent such waiver and/or fee reimbursement.
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto agrees as follows:
     1. Waiver of Advisory Fee and/or Reimbursement of Fund Expenses
          A. Applicable Expense Limit. To the extent that the aggregate expenses incurred by a share class of the Fund net expenses (excluding (i) interest, taxes, brokerage fees and commissions, and extraordinary charges, including, but not limited to, litigation costs; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; and (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments) in any one fiscal year period beginning on November 1 (each, an “Applicable Year”) (“Operating Expenses”) exceed the Operating Expense Limit, as defined in Section 1.B. below, such excess amount (the “Excess Amount”) shall be the liability of the Investment Adviser.
          B. Operating Expense Limit. The Operating Expense Limit in any Applicable Year shall be as set forth in Schedule A as to each share class of the Fund, or such other rate as may be agreed to in writing by the parties.
          C. Method of Computation. To determine the Investment Adviser’s liability with respect to the Excess Amount, each month the Operating Expenses for each share class of the Fund shall be annualized for the Applicable Year as of the last day of the month. If such annualized Operating Expenses for any month of a share class exceed the Operating Expense

Limit of such share class, the Investment Adviser shall (i) waive or reduce its fees from such share class for such month and/or (ii) remit to the appropriate share class or share classes an amount that is sufficient to pay such Excess Amount, and such waiver, reduction or remittance shall occur in the month following the month in which the liability was incurred. Notwithstanding the foregoing, such waivers, reductions or remittances by the Investment Adviser shall only occur with respect to management fees and other Fund-level Operating Expenses if the amount to be so waived, reduced or remitted is allocated on the basis of net asset value to all shares of the Fund in a manner consistent with Rule 18f-3’s requirements for the allocation of fundwide expenses.
          D. Year-End Adjustment. If necessary, on or before the last day of the first month of each Applicable Year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced and other payments remitted by the Investment Adviser to each share class of the Fund with respect to the previous Applicable Year shall equal the Excess Amount.
     2. Reimbursement of Fee Waivers and Expense Reimbursements
          A. Reimbursement. If in any Applicable Year during which the total assets of the Fund are greater than $50 million and in which the Investment Adviser or an affiliate serves as investment adviser to the Fund, the estimated aggregate Operating Expenses of a share class of the Fund for the Applicable Year are less than the Operating Expense Limit for that Applicable Year, the Investment Adviser shall be entitled to reimbursement by such share class, in whole or in part as provided below, of the fees waived or reduced and other payments remitted by the Investment Adviser to such share class pursuant to Section 1 hereof. The total amount of reimbursement to which the Investment Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all fees previously waived or reduced by the Investment Adviser and all other payments remitted by the Investment Adviser to the share class, pursuant to Section 1 hereof, during any of the previous two (2) Applicable Years, less any reimbursement previously paid by such share class to the Investment Adviser with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.
Reimbursements attributable to management fees and other Fund-level Operating Expenses are only permissible if the amount to be reimbursed is allocated on the basis of net asset value to all shares of the Fund in a manner consistent with Rule 18f-3’s requirements for the allocation of fundwide expenses. The Board of Trustees of the Trust (the “Board”) shall be notified quarterly of any reimbursements paid to the Investment Adviser in the previous quarter.
          B. Method of Computation. To determine each share class’s payments, if any, to reimburse the Investment Adviser for the Reimbursement Amount, each month the Operating Expenses of each share class shall be annualized for the Applicable Year as of the last day of the month. If such annualized Operating Expenses of a share class for any month are less than the Operating Expense Limit of such share class, such share class, only with the prior approval of the Board, shall pay to the Investment Adviser an amount sufficient to increase the annualized Operating Expenses of that Share Class to an amount no greater than the Operating Expense Limit of that Share Class, provided that such amount paid to the Investment Adviser will in no event exceed the total Reimbursement Amount. Payment of such reimbursement to the

Investment Adviser shall be made even if on such payment date the then current Operating Expenses incurred by a share class exceed the Operating Expense Limit. In the event the Operating Expense Limit for a share class is changed subsequent to an Applicable Year in which the Investment Adviser becomes entitled to reimbursement hereunder for fees waived or reduced or amounts otherwise remitted to that share class, the amount available to reimburse the Investment Adviser in accordance with this Section 2.B. shall be calculated by reference to the Operating Expense Limit for that share class in effect at the time the Investment Adviser became entitled to receive such reimbursement, rather than the subsequently changed Operating Expense Limit for that share class.
          D. Year-End Adjustment. If necessary, on or before the last day of the first month of each Applicable Year, an adjustment payment shall be made by the appropriate party in order that the actual Operating Expenses of a share class for the prior Applicable Year (including any reimbursement payments hereunder with respect to such Applicable Year) do not exceed the Operating Expense Limit.
     2. Term. This Agreement shall continue in effect until March 1, 2012 and from year to year thereafter provided such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon 90 days’ prior written notice to the other party at its principal place of business; provided that, in the case of termination by the Trust on behalf of the Fund, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities, as defined in the 1940 Act, of the Fund.
     3. Acknowledgments of Investment Adviser. The Investment Adviser hereby acknowledges that the Trust will rely on this Agreement in preparing a registration statement on Form N-1A relating to the Fund and any amendments and supplements thereto and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so.
     4. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.
     5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.
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     IN WITNESS WHEREOF, the Investment Adviser and the Trust have executed this Agreement as of the date and year first written above.

DEL REY GLOBAL INVESTORS FUNDS, on behalf of its series, DEL REY MONARCH FUND

By:	/s/ Gerald W. Wheeler
Name: Gerald W. Wheeler
Title: Chairman

DEL REY GLOBAL INVESTORS, LLC

By:	/s/ Gerald W. Wheeler
Name: Gerald W. Wheeler
Title: Chief Operating Officer

Schedule A
SHARE CLASS LIMITS

		Operating
Fund	Class	Expense Limit
del Rey Monarch Fund	A	1.40%
	Institutional	1.15%

Schedule B
Investment Advisory Fee

Fund	Investment Advisory Fee

del Rey Monarch Fund	0.90%